++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this pricing supplement and the related prospectus         +
+supplement and prospectus is not complete and may be changed. An effective + +registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. This pricing supplement, together with + +the related prospectus supplement and prospectus, is not an offer to sell + +these securities and it is not soliciting an offer to buy these securities in +
+any state where the offer or sale is not permitted.                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-55937

                    SUBJECT TO COMPLETION DATED MAY 14, 1999

Pricing Supplement
(to Prospectus Supplement Dated May 14, 1999 and Prospectus Dated May 14, 1999)

$200,000,000

[LOGO OF PROVIDIAN FINANCIAL]

Providian Financial Corporation

  % Senior Notes Due       , 20

Maturity

 . The notes will mature on     , 20  .

Interest

 . Interest on the notes is payable on     and     of each year, beginning     ,
  1999.

 . Interest on the notes will accrue from May   , 1999.

Redemption

 . We may not redeem the notes prior to maturity.

 . There is no sinking fund.

Ranking

 . The notes are unsecured. The notes rank equally with all of our existing and future senior debt and senior to all of our existing and future subordinated debt.

Listing

 . We do not intend to list the notes on any securities exchange or quotation system.

The Company

 . Our principal office is located at 201 Mission Street, San Francisco,
  California 94105. Our telephone number is (415) 543-0404.

                     ------------------------------------

The notes are not savings accounts, deposits or other obligations of a bank. The notes are not guaranteed by any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement or the attached prospectus supplement and prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                     ------------------------------------

--------------------------------------------------------------------------------

                                                           Per Note       Total
-------------------------------------------------------------------------------
  Initial Price to Public................................     %           $
  Underwriting Discount..................................     %           $
  Proceeds to Us (Before Expenses).......................     %           $

--------------------------------------------------------------------------------

You will also be required to pay any interest that has accrued on the notes
since        , 1999.

                     ------------------------------------

 . The notes will be            . The underwriters will
  delivered to you in            purchase the notes from
  global form through the        us on a firm commitment
  book-entry delivery            basis and offer them to
  system of The Depository       you, subject to certain
  Trust Company on or            conditions.
  about May   , 1999.

Chase Securities Inc.

             Credit Suisse First Boston

                           Goldman, Sachs & Co.

                                         Lehman Brothers

                                  -----------

              The date of this pricing supplement is May   , 1999.

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this pricing supplement and the attached prospectus supplement and prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     We are offering to sell the notes only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this pricing supplement or the attached prospectus supplement and prospectus is accurate as of any date other than their respective dates.

                               TABLE OF CONTENTS


            Pricing Supplement                Page                            Prospectus                                Page
            ------------------                ----                            ----------                                ----
The Company................................   P-3                   Index of Terms...................................    6
Recent Developments........................   P-3                   Available Information............................    7
Selected Consolidated Financial Data.......   P-4                   Incorporation of Certain Documents by Reference..    7
Use of Proceeds............................   P-7                   Providian Financial Corporation..................    8
Capitalization.............................   P-7                   The Financing Trusts.............................    8
Description of Notes.......................   P-7                   Use of Proceeds..................................    9
Underwriting...............................   P-8                   Ratio of Earnings to Fixed Charges and Ratio of
                                                                      Earnings to Combined Fixed Charges and
                                                                      Preferred Stock Dividend Requirements..........    9
                                                                    General Description of Securities and
          Prospectus Supplement               Page                    Risk Factors...................................   10
          ---------------------               ----                  Description of the Common Stock..................   10
About This Prospectus Supplement                                    Description of the Preferred Stock...............   11
  And Pricing Supplements..................   S-3                   Description of the Depositary Shares.............   12
Risk Factors...............................   S-3                   Description of the Debt Securities...............   15
Providian Financial Corporation............   S-5                   Description of the Warrants to Purchase
Description of Notes.......................   S-11                    Common Stock or Preferred Stock................   17
Special Provisions Relating to Foreign                              Description of the Third Party Warrants..........   18
  Currency Notes...........................   S-47                  Description of the Warrants to Purchase
Certain United States Federal                                       Debt Securities..................................   19
  Income Tax Consequences..................   S-49                  Description of the Stock Purchase Contracts
Supplemental Plan of Distribution..........   S-59                    and Stock Purchase Units.......................   20
                                                                    Description of the Preferred Securities..........   21
                                                                    Description of the Guarantees....................   21
                                                                    Description of the Other Units...................   24
                                                                    Plan of Distribution.............................   24
                                                                    ERISA and Tax Considerations.....................   26
                                                                    Legal Matters....................................   26
                                                                    Experts..........................................   26

                                  THE COMPANY

     Providian Financial Corporation (the Company), based in San Francisco, California, was incorporated in Delaware in 1984 under the name "First Deposit Corporation." The name of the Company was changed from First Deposit Corporation to Providian Bancorp, Inc. in 1994 and to Providian Financial Corporation in 1997. The Company conducted its operations as a wholly-owned subsidiary of Providian Corporation until June 10, 1997, when all of the then outstanding shares of common stock of the Company were spun off to the stockholders of Providian Corporation. The Company is listed on the New York Stock Exchange and the Pacific Exchange under the symbol PVN.

     The Company, operating through its subsidiaries, is a diversified consumer lender, offering a range of loan products, including credit cards, revolving lines of credit, home loans, secured credit cards, and fee-based products. The Company also offers various deposit products. With $15.9 billion in assets under management and nine million customers as of March 31, 1999, the Company ranks among the ten largest bankcard issuers in the nation as of that date.


                              RECENT DEVELOPMENTS

     On April 22, 1999, the Company announced record first quarter net income of $113.5 million, an increase of 102% over the first quarter of 1998. Diluted earnings per share increased to $0.78 per share, an increase of 100% over the first quarter of 1998.

     The Company added over one million accounts during the quarter, bringing total customer relationships to nine million. All business lines contributed to this increase which represented a 69.3% gain over the first quarter of 1998 and a 13.5% sequential quarter gain.

     The strong growth in accounts resulted in a commensurate increase in total managed revenue, which increased by 88% over the first quarter of 1998, to $851.1 million. Spread-based revenue increased 50% over the first quarter of 1998, to $434.9 million, fueled by strong loan growth and stable margins.
During what historically has been a quarter of seasonal slowdown, total managed loans increased 8%, or $1.1 billion, over the fourth quarter of 1998, a 35% increase over the first quarter of 1998. The net interest margin for the first quarter was 12.26% as a result of the enhanced performance of certain portfolios acquired in 1998 as well as growth in higher margin credit products. Fee-based revenue grew by 157% over the first quarter of 1998 to $416.2 million, and represented 48.9% of total managed revenue, in line with management's goal of diversifying revenue sources. Growth in all fee revenue sources was strong, including fee-based product revenue, which was up 223% over the first quarter of 1998.

     The managed net credit loss rate declined by 51 basis points in the first quarter over the fourth quarter of 1998, to 7.62%. Lower credit loss rates in the Company's platinum, acquired and other higher line portfolios, which represent over 70% of total managed loans, more than offset an increase in credit losses resulting from the seasoning of the lower line credit card portfolios. This combination of improving margins and loss rates in the first quarter added up to a risk-adjusted margin of 16.72%, a 626 basis point improvement over the first quarter of 1998.

     Providian continued to strengthen its balance sheet to support long term growth by building both capital and reserves. During the first quarter, loan loss reserves increased by $96 million to $548 million, representing 8.0% of on-balance sheet loans. Capital and reserves totaled $1.6 billion at March 31, 1999, representing 19.1% of on-balance sheet assets and 10.3% of managed assets. The Company generated a return on average equity of 52.19% and return on average managed assets of 2.98% in the first quarter of 1999.


                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated by reference in the attached prospectus supplement and prospectus.

                                                  Three Months Ended                            Year Ended
                                                       March 31                                 December 31
                                           ------------------------------------      ------------------------------------
                                                1999                1998                  1998                1997
                                                      (unaudited)
                                           ------------------------------------      ------------------------------------
                                                           (Dollars in millions, except per share data)
INCOME STATEMENT DATA
Interest income:
  Loans                                        $279.1               $170.1             $  807.8               $556.9
  Investment securities                          12.5                  6.5                 34.8                 25.6
                                           ---------------      ---------------      ---------------     ----------------
  Total interest income                         291.6                176.6                842.6                582.5

Interest expense:
  Deposits                                       64.4                 46.2                204.3                164.3
  Borrowings                                     16.1                  8.6                 42.9                 18.9
                                           ---------------      ---------------      ---------------     ----------------
  Total interest expense                         80.5                 54.8                247.3                183.1

     Net interest income                        211.1                121.8                595.3                399.4

  Provision for credit losses                   182.1                 57.7                545.9                149.3
                                           ---------------      ---------------      ---------------     ----------------

     Net interest income
       (loss) after provision
       for credit losses                         29.0                 64.2                 49.4                250.1

  Non-interest income                           477.3                210.7              1,266.2                634.6
  Non-interest expenses                         317.1                182.1                825.0                573.4
                                           ---------------      ---------------      ---------------     ----------------

     Income before income taxes                 189.2                 92.8                490.6                311.3

  Income tax expense                             75.6                 36.7                194.1                119.8
                                           ---------------      ---------------      ---------------     ----------------

     Net Income                                $113.5               $ 56.1             $  296.4               $191.5
                                           ===============      ===============      ===============     ================

  Basic earnings per share                       $0.80                $0.39                $2.09                 N/A
                                           ===============      ===============      ===============     ================
  Earnings per share -- assuming dilution        $0.78                $0.39                $2.04                 N/A
                                           ===============      ===============      ===============     ================

  Dividends paid per share                       $0.05                $0.03                $0.15                $0.07
                                           ===============      ===============      ===============     ================

                                             Three Months
                                                 Ended                            Year Ended
                                               March 31                           December 31
                                     -------------------------    ------------------------------------------------
                                                  1999                   1998                      1997
                                              (unaudited)
                                     -------------------------    ----------------------    ----------------------
BALANCE SHEET DATA                              (Dollars in millions, except per share data)

Cash and cash equivalents                    $  123.3                  $  176.3                  $  112.5
Federal funds sold                              600.8                     297.9                     115.0
Investment securities                           339.7                     433.7                     172.8
Loans held for securitization or sale              --                        --                     450.2
Loans receivable, less allowance for
  credit losses                               6,295.9                   5,282.0                   2,815.4
Premises and equipment, net                      91.5                      82.9                      61.6
Interest receivable                              61.2                      51.8                      30.2
Due from securitizations                        456.6                     454.4                     522.4
Other assets                                    557.9                     452.3                     169.4
                                     -------------------------    ----------------------    ----------------------
        Total assets                         $8,527.0                  $7,231.2                  $4,449.4
                                     =========================    ======================    ======================

Deposits                                     $5,215.3                  $4,672.3                  $3,212.8
Short-term borrowings                           455.0                     472.5                     232.0
Long-term borrowings                            949.3                     399.8                        --
Deferred fees                                   394.2                     334.6                      64.7
Accrued expenses and other
  liabilities                                   428.6                     388.9                     184.8
                                     -------------------------    ----------------------    ----------------------
        Total liabilities                     7,442.5                   6,268.0                   3,694.3

Capital securities                              160.0                     160.0                     160.0
Total shareholders' equity                      924.5                     803.2                     595.1
                                     -------------------------    ----------------------    ----------------------
        Total liabilities and
          shareholders' equity               $8,527.0                  $7,231.2                  $4,449.4
                                     =========================    ======================    ======================

                                                  Three Months Ended                         Year Ended
                                                        March 31                             December 31
                                          -----------------------------------     ------------------------------------
                                                1999               1998                1998                1997
                                          ---------------     ---------------     ----------------     ---------------
FINANCIAL & STATISTICAL SUMMARY DATA                 (in millions, except per share data and as noted)
Earnings (Managed Basis):
  Net Interest Income                          $434.9              $290.1             $1,361.9            $1,047.5
  Non-Interest Income                           416.2               162.1              1,011.1               459.7
                                          ---------------     ---------------     ----------------     ---------------
       Total Revenue                            851.1               452.2              2,373.0             1,507.2
  Provision for Loan Losses                     344.8               177.3              1,057.4               622.4
  Non-Interest Expense                          317.1               182.1                825.0               573.5
                                          ---------------     ---------------     ----------------     ---------------
       Income Before Taxes                      189.2                92.8                490.6               311.3
  Tax Expense                                    75.7                36.7                194.2               119.8
                                          ---------------     ---------------     ----------------     ---------------
       Net Income                              $113.5              $ 56.1             $  296.4            $  191.5
                                          ===============     ===============     ================     ===============

Managed Financial Data:
  Quarter End:
  Consumer Lending:
     Credit Card - Unsecured Spread           $ 9,781             $ 8,596              $ 9,390             $ 7,981
     Credit Card - Unbanked                     3,362                 992                2,748                 858
     Home Loans                                 1,198               1,068                1,107               1,063
                                          ---------------     ---------------     ----------------     ---------------
       Total Consumer Lending                 $14,341             $10,656              $13,245             $ 9,902
  Securitized Loans                           $ 7,484             $ 6,886              $ 7,504             $ 6,491
  Total Assets                                $15,882             $12,529              $14,606             $11,241
  Total Capital (Includes Capital Securities) $ 1,085             $   800              $   963             $   755
  Total Equity                                $   925             $   640              $   803             $   595

Key Statistics:
  Managed:
     Net Interest Margin (Earning Assets)       11.81%              10.55%               11.29%              10.66%
     Net Interest Margin (Loans)                12.26%              11.09%               11.80%              11.23%
     Return on Average Assets                    2.98%               1.84%                2.30%               1.81%
     Return on Average Equity                   52.19%              36.17%               42.76%              36.79%
     Fee Based Product Revenue                $117.0              $ 36.2               $238.5              $ 83.3
     Net Credit Losses                        $262.8              $178.5               $867.5              $591.7
     Net Credit Loss Rate                        7.62%               6.78%                7.58%               6.32%
     Delinquency Rate (30+ Days)                 4.91%               4.61%                5.33%               4.22%
     Equity to Managed Assets                    5.82%               5.11%                5.50%               5.29%
  On Balance Sheet:
     Reserves as a Percent of Loans              7.99%               6.80%                7.86%               4.91%
     Net Credit Loss Rate                        6.36%               5.92%                7.71%               3.73%
     Delinquency Rate (30+ Days)                 5.37%               5.31%                5.69%               4.17%

Ratio of Earnings to Fixed Charges
     Excluding Interest on Deposits             11.43               10.26                10.88               14.20
     Including Interest on Deposits              3.29                2.65                 2.93                2.66

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the notes for general corporate purposes, which may include possible acquisitions, investments in securities and the reduction of debt of, and investments in, or extensions of credit to, the Company's subsidiaries.

                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company and its subsidiaries at March 31, 1999 and as adjusted as of such date to give effect to the issuance of the notes offered hereby. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in the attached prospectus supplement and prospectus.

                                                                                             March 31, 1999
                                                                     ----------------------------------------------------------
                                                                              Actual                         As Adjusted
                                                                     ----------------------------------------------------------
                                                                                              (in millions)
Interest bearing deposits                                                    $5,181.1                       $5,181.1
Other borrowings                                                                455.0                          455.0
Senior Notes                                                                    949.3                          949.3
Notes offered hereby                                                               --                          200.0
                                                                     ---------------------------     --------------------------
Total debt                                                                    6,585.4                        6,785.4

Company obligated mandatorily redeemable capital
  securities of subsidiary trust holding solely junior
  subordinated deferrable interest debentures of the
  Company (Capital Securities)                                                  160.0                          160.0

Common stock, par value $.01 per share; authorized
  400,000,000 shares/1/, 141,914,876 issued                                       1.0                            1.0
Retained earnings                                                               976.4                          976.4
Cumulative other comprehensive income                                            (0.2)                          (0.2)
Less: Treasury stock at cost, 1,205,104 shares                                  (52.7)                         (52.7)
Total shareholders' equity                                                      924.5                          924.5
                                                                     ---------------------------     --------------------------
Total capitalization                                                         $7,669.9                       $7,869.9
                                                                     ===========================     ==========================

/1/ On May 12, 1999 the Company amended its Certificate of Incorporation to allow for the issuance of up to 800,000,000 shares of its common stock.


                             DESCRIPTION OF NOTES

     The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith modifies, the description of the general terms and provisions of senior notes set forth in the attached prospectus supplement and prospectus, to which description reference is hereby made. You should read this pricing supplement and the attached prospectus supplement and prospectus together for a complete description of the notes. Capitalized terms not defined herein have the meanings assigned to such terms in the accompanying prospectus supplement or prospectus.

General

     The Medium-Term Notes, Series A, of the Company offered hereby are "      %
Senior Notes Due                  , 20   " and are referred to in this pricing
supplement as the "notes." The notes are senior fixed rate notes as described in the attached prospectus supplement.

     The notes will bear interest at the annual rate of       %, payable
semiannually in arrears on each                   and                 of each
year, beginning                , 1999, to the persons in whose names the notes
are registered at the close of business on the                 or
,  as the case may be, next preceding such                 and                .
The notes will mature on                    , 20   .

     The notes do not provide for any sinking fund and may not be redeemed prior to maturity.

Defeasance and Discharge

     The defeasance provisions of the senior indenture described under "Description of NotesOther Indenture ProvisionsDefeasance and Discharge" in the attached prospectus supplement will apply to the notes.

Same-Day Settlement and Payment

     Settlement by purchasers of the notes will be made in immediately available funds. All payments by the Company to the depositary of principal and interest will be made in immediately available funds.


                                 UNDERWRITING

     We and the underwriters have entered into a terms agreement, dated May
, 1999 (including certain sections of the distribution agreement, dated May 14, 1999, incorporated therein by reference), relating to the offering and sale of the notes (the terms agreement). In the terms agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

                                                                              Principal
                              Underwriter                                      Amount
                                                                          ------------------
Chase Securities Inc. ..................................................  $
Credit Suisse First Boston Corporation..................................
Goldman, Sachs & Co. ...................................................
Lehman Brothers Inc. ...................................................
                                                                          ------------------

Total...................................................................  $  200,000,000
                                                                          ==================

     The obligations of the underwriters under the terms agreement, including their agreement to purchase notes from us, are several and not joint. Those obligations are also subject to certain conditions in the terms agreement being satisfied. The underwriters have agreed to purchase all of the notes if any of them are purchased.

     The underwriters have advised us that they propose to offer the notes to the public at the public offering price that appears on the cover page of this pricing supplement. The underwriters may offer the notes to selected dealers at
the public offering price minus a selling concession of up to      % of the
principal amount.  In addition, the underwriters may allow, and those selected
as dealers may reallow, a selling concession of up to      % of the principal
amount to certain other dealers. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

     In the terms agreement, we have agreed that:

     . we will pay our expenses related to offering the notes, which we estimate will be $100,000; and

     . we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The notes are a new issue of securities, and there is currently no established trading market for the notes. In addition, we do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell your notes will be favorable.

     In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

     In the ordinary course of their respective businesses, certain of the underwriters or their affiliates have engaged and may in the future engage in general financing and banking and investment banking transactions with the us and our affiliates.